Mail Stop 3561

April 28, 2010

VIA U.S. MAIL

Walter Bromfield
Chief Financial Officer
United Maritime Group, LLC
601 S. Harbour Island Boulevard, Suite 230
Tampa, FL 33602

Re: United Maritime Group, LLC
Registration Statement on Form S-4
Filed March 31, 2010
File No. 333-165796 & -01

Dear Mr. Bromfield:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the 11 ¾% Senior Secured Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

4. Please note that currently dated accountant's consents should be included with any future amendments to your Form S-4 registration statement.

Notice to Investors

5. Please revise the first sentence to remove the implication that information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Prospectus Summary, page 1
Our Company, page 1

6. Please disclose in the summary that you expect a significant reduction in volumes and revenues from Tampa Electric. Similarly revise disclosure on page 75.

Summary of the Exchange Offer, page 8

7. We note your disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Risk Factors
A decline in Tampa Electric's operating results, page 17

8. Please revise to move the last four paragraphs into a separate risk factor.

Conditions to the Exchange Offer, page 46

9. Please define the term "material adverse change" as the term is used in the material adverse change condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50
Our Operations and Cost Reduction Measures, page 52

10. Please revise on page 53 to disclose, if able, the estimated reduction of revenues from Tampa Electric.

Critical Accounting Policies, page 54

11. We note that your critical accounting policies disclosure is substantially similar to selected policies from your accounting policy footnote 2 and is solely a duplication of the accounting policies included in that note. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.   Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise, as applicable.

Property and Equipment, page 54

12. Reference is made to Risk Factors (page 33) on your discussion that the appraised value of the fleet may not reflect the realizable value in the event of a sale. We note that your fleet had a market value of $317.4 million as of November 2009. It is unclear whether the market value of these assets exceed its carrying value as of the end of fiscal 2009 or if the market value has significantly decreased from prior periods. Your critical accounting policy should provide information for investors to assess the probability of a future material impairment charge as required by Regulation S-K, Rule 3-03(a)(3)(ii) and

Section V of Interpretive Release No 33-8350. Among other items for discussion, please consider the following disclosures in addressing this matter:

- percentage by which fair value exceeds (deficient) to its carrying value for the vessel assets;
- description of methods & key assumptions used and determined;
- discussion of the degree of uncertainty associated with key assumptions; and
- description of potential events and/or changes in circumstances that may reasonably be expected to negatively affect the key assumptions.

Please revise your disclosures accordingly.

Results of operations, page 58

13. It appears from page 50 and the results of operations discussions that the company's three business segments – United Ocean Services, United Barge Line, and United Bulk Terminal are the same three reportable operating segments labeled differently in your segment note (13) as Blue Water, and Inland Water and Transfer and Storage, respectively. Please conform the disclosure to clarify the names of your reportable segments on a consistent basis, so that a reader clearly understands they are the same reportable segments.

General and Administrative, page 59

14. Your discussion of the changes in G&A expense indicate that the expense decreased from your year ended December 31, 2008 to the year ended December 31, 2009. In this regard, please revise the discussion of the reason for the change to reflect the reasons for a decrease in the expense, rather than an increase.

Other Income (Loss), page 59

15. We note that the early termination loss on fuel hedges terminated in 2008 was amortized through December 31, 2009. Please tell us why amortizing the early termination loss through December 31, 2009 was appropriate rather than expensing the loss upon termination in 2008. Include the accounting literature that supports your conclusions in your response. Assuming a satisfactory response, your disclosure should be revised with an applicable discussion of your treatment.

Year Ended December 31, 2008 Compared With Year Ended December 31, 2007, page 59

16. We note the discussion on page 54 indicating that you have presented non-GAAP information reflecting the combination of financial results and cash flows for the predecessor and successor periods of 2007 for purposes of your MD&A discussion. We

also note your presentation of non-GAAP combined amounts in the tables on pages 14
Summary Historical Consolidated Financial Data) and 54, respectively. Please note that
we do not believe it is appropriate to present combined results for the predecessor and
successor periods due to the change in basis that resulted from the acquisition, as such
presentation does not comply with GAAP and is considered non-GAAP financial
measures, due to the change in basis resulting from the application of purchase
accounting. Please delete the "Combined" 2007 columns in both sections.

In discussing the financial results for fiscal 2007 (as compared to fiscal 2008), you should
solely discuss the amount and percentage of fiscal year historical changes for each
caption (i.e. revenues, operating expenses, administrative and general, etc.) without
providing the total amount of revenues, operating expenses, general and administrative
expenses, etc. for each of the years in your discussion. For example, you can disclose
that historical revenues increased $52.8 million or 16.6% from fiscal 2007 to fiscal 2008
without disclosing the total amount of historical revenues for each of the fiscal years, as
the fiscal 2007 amount would be a non-GAAP measure. Please revise accordingly.

Key Jones Act Dry Bulk Commodities – 2007, page 66

17. Please revise to state the source of the information in this table.

18. Please revise to provide more recent data, if available.

Transportation Mode Comparison, page 75

19. Please revise to state the source for the fuel efficiency and emissions statistics you cite.

Management, page 103

20. Please revise the director biographies to provide the information called for by amended
Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience,
qualifications, attributes, or skills that led to the conclusion that the person should serve
as a director.

Compensation Discussion and Analysis, page 105

21. We note you have not included any disclosure in response to Item 402(s) of Regulation
S-K. Please advise us of the basis for your conclusion that disclosure is not necessary
and describe the process you undertook to reach that conclusion.

Description of the Notes, page 117
Brief Description of the Notes and Notes Guarantees, page 117
The Notes, page 117

22. We note that the notes will be unconditionally, jointly and severally guaranteed by the guarantor subsidiaries. Please revise to state that the notes will also be <u>fully</u> guaranteed, if true, as required by Regulation S-X, Article 3-10(b)(4).

Repurchase at the Option of Holders, page 128

23. Please revise to include a cross-reference to the definition of "change of control" on page 152.

Certain United States Federal Income Tax Consequences, page 168

24. Please revise to clarify that all material U.S. federal income tax consequences have been discussed rather than just "certain material" consequences.

25. Please revise to identify tax counsel in this section. Also, please revise the first sentence to state that the discussion below is the opinion of tax counsel rather than a "summary."

Financial Statements, page F-1
Consolidated Statements of Operations, page F-6

26. Please delete the caption and subtotal amounts for "Income before interest expense and tax provision." The guidance in Rule 5-03(b) of Regulation S-X has interest expense included within other non-operating income and non-operating expenses before reporting its performance measure, "Income (loss) before income tax provision" in the consolidated statement of operations. In this regard, the reporting of an income measure between operating income and income before income tax provision is not appropriate. Please also conform all presentations in your Summary Historical Consolidated Financial and Other Data (pages 13 and 49), respectively.

Notes to the Consolidated Financial Statements, page F-9
Note 15. Guarantor Information, page F-24

27. It appears the December 31, 2009 and December 31, 2008 operating income consolidated totals do not match the amounts on the consolidated income statement on page F-6, as the amount of (gain) loss on sale of assets is not included within the condensed consolidated operating income amounts included in your guarantor note (15). Please advise and revise, accordingly.

28. It appears the current portion of long-term debt of $5,637 per the December 31, 2008 consolidated balance sheet should be included in current (rather than long-term) liabilities in the note 15 December 31, 2008 Condensed Consolidating Balance Sheet. Please advise and revise, accordingly.

Signatures, page II-5

29. Please revise to include the signature of your principal accounting officer or controller in the second signature block.

30. Also revise for each subsidiary to include the signatures of a majority of the directors.

Exhibit 5.1

31. Please have counsel revise assumptions (iii) and (iv) on page 1. Counsel is entitled to rely on local counsel opinion but may not assume due authorization and corporate authority. Apply this comment to numbered paragraph 1 on the second page as well.

32. As it appears this is a short-form tax opinion, please revise to specifically incorporate the tax discussion in the prospectus as the opinion of Willkie Farr & Gallagher LLP.

33. Legality and tax opinions should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 5.2

34. In the listing of assumptions on page 2, please have counsel revise assumption 1.8. Counsel may rely on the opinion of other counsel, but may not assume that the exchange documents are a valid and binding obligation of the Company.

35. Please have counsel delete assumption 1.6. It is inappropriate for counsel to assume that there are no agreements or understandings between persons who include its client.

36. Please have counsel delete assumption 1.9, which appears to be a legal conclusion.

37. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise paragraph 3.5 on page 3 accordingly or confirm that it will refile the opinion dated the date of effectiveness.

38. Counsel may not limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph on page 3.

39. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 1. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

40. We note that the opinion contains significant assumptions which assume part of what counsel is opining upon. Please have counsel revise accordingly. Specifically, counsel should:
   - Revise assumption (d) to limit to parties other than the Opinion Parties the assumptions regarding power and authority and that the transaction does not violate organizational documents or other law.
   - Delete assumptions (h) and (k). It is inappropriate for counsel to assume that there are no other agreements or understandings, disclosed or otherwise, between or among persons who include its client.
   - Delete assumptions (j) and (m), which we view as unacceptable practice qualifications.
   - Delete assumption (l), which appears to be a legal conclusion.

41. Counsel may not limit reliance. Accordingly, please have counsel delete the first sentence of the paragraph under the numbered opinions and paragraph H on page 4.

42. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise the second sentence under the numbered opinions and paragraph A on page 3 and the last sentence of paragraph G on page 4. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Joe Foti, Senior Assistant Chief Accountant at (202) 551-3816 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb

Assistant Director

cc: Via facsimile (212) 728-9214
        Cristopher Greer, Esq.
        Willkie Farr & Gallagher LLP